SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Management's discussion and analysis of financial condition and results of operations for the quarter ended March 31, 2007.
2.	Interim consolidated financial statements for the quarter ended March 31, 2007.
3.	Certification of Interim Filings - CEO
4.	Certification of Interim Filings - CFO

CORRIENTE RESOURCES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three–Month Period Ended March 31, 2007

(Expressed in Canadian dollars unless otherwise noted)

May 9, 2007

Management’s Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of Corriente Resources Inc. (“Corriente” or “the company”) and the notes thereto for the three-month period ended March 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the unaudited inteirm consolidated financial statements and related notes thereto for the three-month period ended March 31, 2007 and with the company’s audited consolidated financial statements and related notes thereto for the years ended December 31, 2006, 2005 and 2004 which are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements, except that the company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”, respectively, effective for the company’s first quarter commencing January 1, 2007.

The above-referenced financial statements and other information, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The company’s shares are listed on the Toronto Stock Exchange (under the symbol “CTQ”) and the American Stock Exchange (under the symbol “ETQ”).

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

Forward-Looking Statements

Certain of the statements made and contained in this Management's Discussion and Analysis (“MD&A”) is  “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward looking statements include estimates and statements that describe the company’s future plans, objectives, goals and expectations, including words to the effect that the company or management expects a stated condition or result to occur. Wherever possible, words such as “anticipate”, “may”, “will”, “expect”, “believe”, “plan” and other similar expressions have been used to identify these forward-looking statements. These statements reflect management’s beliefs and are based on information currently available to the company’s management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. For a comprehensive review of risk factors, please refer to the section entitled “Risk Factors” in both the company’s Annual Information Form and this MD&A, each as filed on SEDAR. The company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission (“SEC”). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual and interim consolidated financial statements and notes thereto and the accompanying MD&A and other information contained therein. Additionally, it is management’s responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company’s management is accountable to the Board of Directors (“Directors”), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual and interim consolidated financial statements and the MD&A.

Responsibility for the review and approval of the company’s quarterly unaudited interim consolidated financial statements and related MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of management.

The auditors are appointed annually by the shareholders to conduct an audit of the company’s annual consolidated financial statements in accordance with generally accepted auditing standards in Canada. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company’s auditors.

Corriente’s corporate governance policies are described on the company’s website (www.corriente.com) and in its Management Information Circular prepared for the May 2007 Annual General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company’s Corporate Governance Committee and approved by the Directors.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee (the “CD Committee”), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. The CD Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

•

identification of continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

•

identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

•

establishment of timetables for the preparation and adequate review of reportable information.

•

procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from experts whose reports are included or referred to in any disclosure.

•

procedures for the identification and timely reporting to the CD Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

•

procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente’s internal controls.

•

ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

•

ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente’s staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they will be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not being disclosed on a timely basis is very small.

Based upon its evaluation, management has determined that as at March 31, 2007, the company’s disclosure controls and procedures were effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of its interim filings for external purposes in accordance with Canadian GAAP.

Internal Controls Over Financial Reporting (ICFR)

Management has designed, established and is maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with Canadian GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any changes to the company’s ICFR during the three-month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect the company’s ICFR. No such changes were identified from their evaluation.

General Corporate

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold mineral properties located primarily in the Rio Zamora copper porphyry district (known as the “Corriente Copper Belt”), in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain mineral property concessions in the Corriente Copper Belt, the most advanced of which is the Mirador Project. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty (“NSR”) payable to BHP Billiton, although the company has the right to reduce the NSR to 1% for the Mirador, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such property.

Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt (the “Belt”). The company has identified four copper and copper-gold porphyry deposits in the Belt: Mirador; Mirador Norte; Panantza; and San Carlos. Corriente is currently moving towards construction of a starter project at its Mirador/Mirador Norte copper-gold project (the “Mirador Project”). Management believes that the Mirador Project is one of the few new, sizeable copper projects in the world available for production by 2010. Exploration activities are planned or ongoing for Panantza and San Carlos and six additional copper exploration targets that have been identified in the Belt to date.

The company’s executive head office is located in Vancouver, Canada while its Ecuador operations are run from its Ecuador operations’ office located in Quito, Ecuador. The company has camp locations at the company’s major projects. With the exception of short-term operational requirements for its Ecuador operations, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff located in Vancouver and Quito, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Incentive Stock Option Plan

Under the company’s Incentive Stock Option Plan (the “Plan”), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option. Options granted generally have expiry dates five years from the date of grant and the following vesting provisions:

•

Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company’s Directors.

•

Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s Directors.

The following summarizes the stock options granted in the first quarter of 2007 (unaudited):

Date of grant	Date of expiry	Exercise Price	Recipients	Granted
January 1, 2007	January 1, 2012	$4.10	Senior management (Canada)	290,000

			Total granted in 2007	290,000

The following is a summary of stock option transactions during the first quarter of 2007 (unaudited):

	Number of options	Weighted average exercise price

Balance at December 31, 2006	2,435,000	$4.05
Granted in 2007	290,000	4.10
Terminated in 2007	(175,000)	3.32

Balance at March 31, 2007	2,550,000	$4.10

Of the 290,000 options granted during the first three-month period of 2007, none had vested as at March 31, 2007. As at March 31, 2007, 1,076,248 of the company’s 2,550,000 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

Outstanding Share Data

The company’s authorized capital consists of 100,000,000 common shares without par value. As at May 9, 2007, there are 74,752,393 issued and outstanding common shares, and options to purchase an aggregate of 2,485,000 common shares, of which 1,119,373 had vested in accordance with the above-referenced vesting provisions.

Mirador Project

Suspension of Work

In September 2006, Corriente’s Directors reviewed the development status of the Mirador Project and approved management’s recommendation of the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on a timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the federal government asked the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, Corriente agreed to temporarily halt its field project work.

On January 25, 2007, the company announced that there would be a delay in the planned start of production at Mirador from late 2008 to approximately mid-2009. This delay is largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This plan was based on having key permits and government agreements completed by January 2007. Since these permit applications and agreements are still being processed and the company is restricted from resuming planned development activities at Mirador, the Directors elected to minimize the company’s Mirador Project obligations.

This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) were accrued at December 31, 2006. The company was able to sell these partially completed assets to third parties in the first quarter of 2007 for net proceeds of $2,750,257 ($US2,382,000), which was received on April 13, 2007.

In connection with this timeline extension, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company recorded a severance expense of approximately $743,000 ($US 631,000) during the quarter ended March 31, 2007 as a result of this restructuring.

To May 9, 2007, there has been no change in the suspension of work at the Mirador Project site (see also Foreign Country and Political Risk).

Despite the suspension of field activities at the Mirador Project site, the company has continued work on enhancements to various engineering aspects of the Mirador Project, such as working on a new tailings and waste rock storage concept, which will have a number of benefits including reducing the environmental footprint of our mining operations, ensuring a more robust closure plan and ultimately, be able to achieve significant enhancements to project value. Engineering, project planning and procurement timelines for the Mirador Project are also being adjusted, pending resolution of the protests and approval of development permits and agreements by the Ecuador government.

Additionally, the company has increased its community relations and government affairs activities at the local, regional and federal levels of government.

As a result of the above, the company incurred deferred development costs for the Mirador Project of $2,929,525 for the period ended March 31, 2007.

Mirador Project Resources

With the copper mineral resources identified at Mirador Norte and announced in November 2006, the estimated indicated and inferred resources available for processing from the planned Mirador Project concentrator increased to approximately 11 billion pounds of copper.

Mirador Norte is located less than 1,000 metres from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte provides additional options for Mirador development that includes access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Going forward, various combined mine planning options are being evaluated to maximize the economic returns using a common milling facility from resources that have been identified at Mirador and Mirador Norte.

Environmental sampling and monitoring work at Mirador

The hydrological monitoring program at Mirador commenced in 2004 and currently includes 28 surface sampling points from the local drainages, 12 subsurface sampling points and the main discharge river of Tundayme. The Mirador Norte water sampling program began in 2005 and shares several of the same drainages as Mirador such as the Quimi and Wawayme River. An expanded surface and subsurface water monitoring program for Mirador Norte is currently under design.

Power Alternatives

The company is continuing its evaluation of several viable alternatives for the Mirador Project power supply. The estimated demand for the Mirador Project is 30 MW. The options under consideration include the following:

1.

Connect to an existing hydroelectric plant that is located near the Mirador Project site. With planned expansions, this hydroelectric plant complex will have a capacity of 59 MW.

2.

Develop a potential 56 MW (preliminary evaluation) hydroelectric project located approximately 15 km from the Mirador Project site.

3.

Develop potential 30 MW hydroelectric projects located 70 km from the Mirador Project site.

4.

Connect directly to the Ecuador electrical grid. The company is considering two options for the connection.

5.

Install an onsite thermal power generation plant.

The above options are being evaluated for economic feasibility, stability, reliability, constructability, and maintainability. The company is confident that it can secure a reliable power supply for the Mirador Project’s phase one needs and also for future expansion with several additional hydroelectric options near the Mirador site.

Environment Impact Assessment (“EIA”)

On May 4, 2006, Corriente announced that the Mirador Project’s EIA was approved by the Ministry of Energy and Mining (“MEM”) of Ecuador.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MEM in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005.

As a requirement of the MEM’s approval of the EIA, the company was required to post US $3,019,539 ($3,486,360) in favour of the MEM as a security deposit against the company’s obligations under the EIA. The required security deposit amount is reviewed on an annual basis by the MEM and subject to adjustment as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA to allow for mill, tailings and dump location changes to the original mine plan. Subsequent public consultations were successful and the company expects to receive approval of the amended EIA in 2007.

For the company to receive a mine operating permit for the Mirador Project, approvals for the amended EIA and construction and operating-related permit applications must be received from the MEM and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

Community Relations

The company has designed and implemented its community relations (“CR”) plans after identifying the local communities most impacted by the company’s future mining activities and their respective needs. The company’s CR plans focus on the critical needs of the local and regional communities and federal government and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation, and cultural and economic development programs.

Personnel

Beginning in the second quarter of 2006, the company began hiring key management and technical staff for its Ecuador operating group, focused on the development and operations of the company’s Mirador Project, and found that a high level of experienced technical and management expertise was attracted to the Mirador Project.

In connection with the Mirador Project timeline extension referenced above, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company incurred severance expenses totalling approximately $743,000 ($US 631,000) during the quarter ended March 31, 2007 as a result of this restructuring.

Exploration

Panantza-San Carlos

Corriente is currently about halfway through the first phase of 16000 metres of drilling on the Panantza project. This is the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, which is designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity with aggregate inferred resources of 1.05 billion tonnes at a grade of 0.63% copper. As the two mineralized centres are only four kilometres apart, the plan will be to provide a single processing facility for both open pits with concentrator mill throughputs of up to 150,000 tonnes/day.

Existing inferred resources at Panantza, using a 0.4% copper cut-off, total approximately 395 million tonnes grading 0.67% copper containing 5.8 billion pounds of copper. Inferred resources at San Carlos total approximately 657 million tonnes grading 0.61% copper and containing 8.8 billion pounds of copper. The new drilling will attempt to expand the resources and convert inferred resources to the indicated category.

Before 2006, Panantza, which is located in southeast Ecuador approximately 40 km north of our Mirador Project, was last drilled in 2001. Results from the previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

One purpose of this drilling was to define the southern edge of Panantza’s mineralization. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the south and west.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper, calculated at a 0.4% copper cut-off.

The company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the company’s Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.

During the three-month period ended March 31, 2007, the company incurred exploration and development  costs of $370,473 for the Panantza-San Carlos project. Additionally, exploration costs of $291,815 were attributed to the company’s remaining copper exploration targets for the three-month period ended March 31, 2007. During the first three-month period of 2007, the company focused its exploration efforts on its community relations programs in the district of the Panantza and San Carlos projects, reviewed the status of all exploration based EIA’s and associated audits and reviewed a series of project proposals from third parties.

Tundayme/Piedra Liza Gold Exploration Targets – Proposed Spin-off

During the first quarter of 2007, Corriente engaged an independent consultant to complete a review of its Ecuador gold concession package totalling 6,600 hectares containing encouraging gold targets that are not part of the company’s foreseeable copper development programs within the Corriente Copper Belt. Following completion of this review, on April 3, 2007, the company announced that its Directors had approved the spin-off of the company’s Caya 36 (Tundayme) and Piedra Liza gold assets into a new company, by means of a Plan of Arrangement (the “Arrangement”).

Under the Arrangement, which is subject to shareholder and regulatory approval, the company’s shareholders will receive shares of a new private company, Q2 Gold Resources Inc. (“Q2 Gold”) which will hold the gold assets, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them, as of the effective date of the transaction (expected to be on or about June 7, 2007). Full details of the proposed transaction are included in the Management Information Circular sent to shareholders in connection with the company’s May 24, 2007 Annual and Special General Meeting of shareholders and which is available on SEDAR.

The gold assets include the Tundayme (also referred to as Caya 36) prospect, which is immediately adjacent to Corriente's Mirador Project land holdings and approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte gold zone. The Tundayme prospect has approximately 8 km of north-south trending structures that extend along strike to the Mirador project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling performed by Corriente.

Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 km southwest of Mirador called the Piedra Liza prospect. Within the Piedra Liza prospect, four clusters of anomalous gold soil samples occur over a six km trend that is on-strike and north of the Nambija area, which has produced over three million ounces of gold by local estimates. Follow-up ground work has identified altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

An independent valuation was received in the first quarter of 2007 on the Caya 36 and Piedra Liza properties that determined the carrying value of those mineral properties at December 31, 2006 to be approximately $96,000. Management has determined that there have not been any material changes during the quarter regarding these properties and as a result has recorded an impairment of $178,324 at March 31, 2007.

A planned exploration program on the gold targets, consisting of geological mapping, rock chip sampling and trenching, is expected for later this year. During this period, management will be reviewing possible plans to maximize shareholder value including mergers, joint ventures or an initial public offering of Q2 Gold shares.

Corriente is a copper development company and remains focused on moving its Mirador Project into production, along with development of the large Panantza-San Carlos copper complex in the north of the Corriente Copper Belt.

Following is a summary Table of Resources setting out the company’s mineral property resources for its Mirador/Mirador Norte and Panantza-San Carlos concession blocks in the Corriente Copper Belt.

Table of Resources

0.4% Copper Cut-off

Mirador Concession Block
Project	Category	Tonnes	Cu%	Cu (lbs)	Au oz	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	360,000	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	2,380,000	18,760,000
	Sub-total	437,670,000	0.61	5,887,000,000	2,740,000	21,530,000
	Inferred	235,400,000	0.52	2,708,000,000	1,250,000	9,900,000
	Total	673,070,000	0.58	8,595,000,000	3,990,000	31,430,000

Mirador Norte	Indicated	171,410,000	0.51	1,921,000,000	489,000	-
	Inferred	45,820,000	0.51	513,000,000	101,000	-
	Total	217,230,000	0.51	2,434,000,000	590,000	-
Combined		890,300,000	0.56	11,029,000,000	4,580,000
Northern Concession Block*
Panantza	Inferred	394,746,000	0.67	5,784,000,000	1,009,000
San Carlos	Inferred	656,788,000	0.61	8,838,000,000	643,000
	Total	1,051,534,000	0.63	14,622,000,000	1,652,000
Total For Belt		1,941,834,000	0.60	25,651,000,000	6,232,000

*resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cut-off. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

Financial Results of Operations

All of the financial information referenced below is expressed in Canadian dollars and has been prepared in accordance with Canadian GAAP.

Financial Data for Last Eight Quarters (unaudited)
Three-month period ended	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05
Total revenues (000’s)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Loss (earnings) (000’s)	$ 1,606	$ (886)	$ (478)	$ (227)	$ 188	$ 3,272	$ 1,404	$ 378
Loss (earnings) per share	$ 0.02	$ (0.01)	$ (0.01)	$ 0.00	$ 0.00	$ 0.07	$ 0.03	$ 0.01

As the company has not had any revenue-producing mineral properties, no mining revenues have been recorded to date. The significant income generated in the last seven months of 2006 was the result of higher interest income from significantly higher cash and cash equivalents balances (due to receipt of funds pursuant to the company’s May 2006 public offering) invested and generally higher interest rates. In the second quarter of 2006, the company realized a gain on the receipt and sale of shares received from prior years’ asset sales. For 2005, the company’s significant loss was mainly due to the write-down of previously deferred power project costs.

In recent years, the company’s losses generally reflected the impact and timing of the recording of non-cash stock-based compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options vested, offset by interest income earned from cash and cash equivalents on hand.

The company’s operations during the three-month period ended March 31, 2007 produced a loss of $1,606,013 or $0.02 per share compared to a loss of $187,674 or $0.00 per share for the same period in 2006. In periods of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive. As the company has not owned any revenue-producing mineral properties, no mining revenues have been recorded to date. The loss for the first quarter of 2007 compared to the comparable period of 2006 was primarily due to a $1,702,610 foreign exchange loss attributable to a weakening of the US dollar after a significant amount of the company’s funds were converted to that currency early in the period ended March 31, 2007. See Currency Risk. Also contributing to the increased loss were severance costs due to a restructuring of our Ecuador operations totalling approximately $743,000. Offsetting this increased loss was a significant increase in interest income to $1,704,730 in the first quarter of 2007 from $267,280 in the same period of 2006, due to the company’s much higher cash and cash equivalents balances.

Deferred mineral property development and exploration costs on the company’s Mirador Project and exploration target projects within the Corriente Copper Belt totalled $3,645,813 for the first three-month period of 2007 versus $2,860,444 during the first three-month period of 2006, reflecting the company’s work in furthering development of the Mirador starter mine. As in recent years, all exploration work was contained to the company’s Corriente Copper Belt mineral properties.

Total administration expenses increased for the first quarter of 2007 to $686,809 from $457,863 in the same period of 2006. The increase in 2007 is primarily due to an increase in management fees, wages and benefits, which includes non-cash stock-based compensation expense. Excluding non-cash stock-based compensation expense, management fees, wages and benefits increased to $245,185 (Q1 2006 – $216,195) primarily due to an increase in senior management compensation made effective January 1, 2007 as a result of an annual review performed by the Compensation Committee of the company’s Directors, increased directors fees, and also a higher number of support staff. Corporate development and shareholder expenses increased to $80,752 in the first quarter of 2007 (Q1 2006 – $46,827) due to increased investor relations costs. Legal and accounting fees increased to $22,306 in the first quarter of 2007 (Q1 2006 – $16,409) mainly due to work related to the company’s contemplated spin-off of its gold assets into a new company. Office and related expenses increased to $54,586 (Q1 2006 – $45,889) mainly due to the outsourcing of information technology support and higher insurance costs. Other costs increased to $11,987 (Q1 2006 – $3,447) due to the engagement of an engineer to provide valuation services for the gold spin-off. Travel was lower in the first quarter of 2007 compared to 2006 (Q1 2007 – $3,546; Q1 2006 – $16,849) due to decreased out-of-town shareholder presentations and corporate development activities.

Included in management fees, wages and benefits was non-cash stock-based compensation expense of $208,025 for the first quarter of 2007 and $52,582 for the same period of 2006, for which an equivalent amount was added to shareholders’ equity. These amounts reflected the fair value of stock options expensed as calculated using the Black-Scholes Option Pricing Model.

Subsequent Event

On April 3, 2007, the company announced that its Directors had approved the spin-off of the company’s Caya 36 (Tundayme) and Piedra Liza gold assets into a new company, by means of a Plan of Arrangement (the “Arrangement”). Under the Arrangement, which is subject to shareholder and regulatory approval, the company’s shareholders will receive shares of Q2 Gold Resources Inc., a private company (“Q2 Gold”) which holds the gold assets, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them, as of the effective date of the transaction (which is expected to be on or about June 7, 2007). In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a secured, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente has agreed to lend Q2 Gold up to $750,000 to be advanced in instalments (the “Loan”). One or more of such instalments will be used to repay  approximately $259,000 previously advanced by Corriente to March 31, 2007. The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion.

Full details of the proposed transaction are included in the Management Information Circular sent to shareholders in connection with the company’s May 24, 2007 Annual and Special General Meeting of shareholders.

Change in Accounting Policies

Effective the first quarter commencing January 1, 2007, the company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”.

Comprehensive income (Section 1530) is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.

Financial Instruments – Recognition and Measurement (Section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 in 2007 did not impact the accumulated deficit and losses of the company.

Accounting Estimates, Policies and Standards

As a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The details of the company’s significant accounting policies are presented in note 2 of the company’s audited consolidated financial statements, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company’s financial statements and the uncertainties that could have a bearing on its financial results.

Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold, abandoned, the company's mineral rights allowed to lapse or written down to fair value if the properties are impaired.

The amounts shown for mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in note 6 (c) of the company’s consolidated financial statements for the year ended December 31, 2006.

Environmental protection practices

The company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The company conducts its mineral exploration and development activities in compliance with applicable environmental protection legislation. The company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

Liquidity and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”). Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or US GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at March 31, 2007 was $115,786,467, compared to $120,064,518 at December 31, 2006.

The main cash and cash equivalents flows applied to investing activities during the first quarter of 2007 were for mineral property expenditures mainly associated with the planned development of the Mirador Project of $7,412,689 (2006 - $2,842,303), and payments to acquire plant and equipment of $975,350 (2006 - $86,894).

As at March 31, 2007, the company had 74,752,393 (fully diluted – 77,302,393) common shares issued. As at December 31, 2006, the company had 74,752,393 (fully diluted – 77,187,393) common shares issued. There were no shares issued during the first quarter of 2007.

Historically, the company’s capital requirements have been met by equity subscriptions. While the company’s current working capital is considered sufficient to fund the company’s administrative overhead for the next several years, substantial capital is required to complete the company’s Mirador Project and other Corriente Copper Belt resource development. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company’s management believes are most important in the context of the company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvara Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company’s exploration and development activities (see Mirador Project – Suspension of Work) and a delay in the Mirador Project’s development timeline.

Since President Correa’s January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms, which would result in the creation of a Constitutional Assembly and eventual re-writing of the Ecuador Constitution. These reforms are being met with substantial opposition from Congress.

While management believes that the current political climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future. Presently, management believes that the company’s Ecuador operations will not be affected in the long-term and that any disruption to its Mirador Project will be resolved.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company’s Mirador Project property has proven or probable reserves while any planned exploration programs for the company’s other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk includes the current high demand for major components and resources utilized in a mine’s construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine’s construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated Mineral Resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company’s common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador Project. Any such indebtedness could contain covenants which would restrict the company’s operations.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s EIA.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure against or which it may elect not to insure where premium costs are disproportionate to the company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence on Key Personnel
The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Currency Risk

The company’s expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the company’s cash and cash equivalents at year-end was as follows:

		March 31, 2007		December 31, 2006

Canadian dollar		$16,591,900		$125,063,312

U.S. dollar	US$	84,926,172	US$	1,756,794

Closing exchange rate (Cdn$ to US$)		1.1546		1.1654

Outlook

The company is focused on significantly expanding its Community and Government Affairs efforts from the supportive communities local to Mirador and Panantza-San Carlos, to both federal and regional bodies in Ecuador, in order to not only have the Mirador Project’s fieldwork suspension order lifted but to enable the company to re-engage an accelerated development timeline at Mirador.

Meanwhile, engineering trade-off studies are being performed for the Mirador Project and pre-feasibility work is being performed on the company’s Panantza-San Carlos concession blocks.

Finally, with the approval of regulatory authorities and the company’s shareholders, the spin-off of the Tundayme (Caya 36) and Piedra Liza gold concessions pursuant to the Plan of Arrangement should be completed by the end of the second quarter of this year.

Corriente Resources Inc.
(A Development Stage Enterprise)

Interim Consolidated Financial Statements

March 31, 2007

(Unaudited)

May 9, 2007

Message to Shareholders

The first quarter of 2007 has been focused on significantly expanding our Community and Government Affairs efforts from beyond our supportive local communities to include both provincial and federal stakeholders within Ecuador. These efforts included participating with the Quito Chamber of Mines in an intensive country-wide campaign to broadcast the message of the benefits of modern responsible mining. The current national government in Ecuador is advancing an agenda, which includes goals such as improvements in the educational and health resources available to the people, as well as reducing the extent of massive rural poverty. The benefits of the Mirador copper-gold project fit well with this agenda and we are working to communicate this important message to various government departments.

To ensure the voices of the local communities and indigenous people are heard by the government, we have been supporting their attempts to organize and present their position to authorities. This activity is important to advancing the Mirador project, as the approval of local communities has become a cornerstone of the project approval process in Ecuador and therefore should be as effective as possible to ensure fairness to all parties. Our strategy is to provide administrative and financial support to the stakeholders so that their opinions and comments are factored into the decision making process. Shortly after the end of the first quarter, we announced in a press release an update regarding the efforts which summarized a number of proclamations and declarations from local communities and indigenous groups directed to the government. These proclamations unanimously called for a resumption of activities at the Mirador project site so that the community programs and jobs related to the project could resume.

As field activities at the Mirador project site are still under suspension, we have taken the opportunity to work on enhancements to engineering aspects of the project. One example we are working on is a new tailings and waste rock storage concept, which will have a number of benefits including reducing the environmental footprint of our mining operations and ensuring a more robust closure plan. We expect to be able to achieve significant enhancements to project value when these engineering trade-off studies are completed later this year. We have also significantly expanded discussions with a large international conservation group, which is working jointly with Corriente, to create several projects in the Mirador area that will be funded through the revenue created by mining.

Corriente will place an arrangement transaction before its shareholders for approval, in which Corriente will transfer its Caya 36 and Piedra Liza gold concessions to a new company, Q2 Gold Resources Inc. in exchange for shares of that company, and then distribute those shares to Corriente’s shareholders. The arrangement transaction will be voted on by shareholders at Corriente’s annual and special general meeting on May 24, 2007. The information circular for that meeting has been mailed to shareholders and filed under the company’s name on SEDAR and EDGAR.

On behalf of the Board,

"Kenneth Shannon"
Kenneth R. Shannon
Chief Executive Officer

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Balance Sheets
As at March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

	March 31,	December 31,
	2007	2006

Assets

Current assets
Cash and cash equivalents	$114,647,659	$127,110,679
Amounts receivable and prepayments (note 3)	2,894,939	213,856
	117,542,598	127,324,535

Mineral properties( note 3)	64,716,549	61,249,060
Plant and equipment( note 4)	2,641,422	2,490,457
Other assets( note 5)	4,572,384	4,933,384

TOTAL ASSETS	$189,472,953	$195,997,436

Liabilities

Current liabilities
Accounts payable relating to mineral properties	$1,620,149	$6,448,508
Accounts payable relating to plant and equipment	83,909	547,638
Accounts payable and accrued liabilities	52,073	263,871
	1,756,131	7,260,017
Shareholders’ Equity

Share capital( note 6 (b))	233,552,783	233,552,783

Options (note 6 (c))	2,892,946	2,584,710

Contributed surplus	1,270,877	993,697
Deficit	(49,999,784)	(48,393,771)

	187,716,822	188,737,419

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$189,472,953	$195,997,436

Commitments – note 3

Subsequent events – notes 3 and 10

Approved by the Board of Directors

_____________________ Director	_____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Changes in Shareholders’ Equity
For the three months ended March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

	Common Shares		Estimated Fair Value

	Number	Share Capital	Options	Share Purchase Warrents	Contributed Surplus	Deficit	Total Shareholders' Equity

Since inception:
Common shares issued for cash, net of issue	31,919,872	68,953,436	$–	$–	$–	$–	$68,953,436
costs
Common shares issued for cash pursuant to
exercise of warrants	5,740,044	6,309,025	–	–	–	–	6,309,025
Common shares issued for cash pursuant to
exercise of options	890,000	767,600	–	–	–	–	767,600
Common shares issued for mineral property
interests	6,871,477	6,787,054	–	–	–	–	6,787,054
Fair value of warrants issued	–	–	–	597,506	676,407	–	1,273,913
Fair value of options exercised	–	461,484	(461,484)	–	–	–	–
Fair value of warrants exercised	–	246,798	–	(246,798)	–	–	–
Fair value of warrants expired	–	–	–	(254,253)	254,253	–	–
Stock based compensation expense on
unexercised vested options	–	–	2,116,646	–	–	–	2,116,646
Losses, inception to December 31, 2004	–	–	–	–	–	(46,452,660)	(46,452,660)
Balance at December 31, 2004	45,421,393	83,525,397	1,655,163	96,455	930,660	(46,452,660)	39,755,015
Common shares issued for cash pursuant to
private placements, net of issue costs	7,605,000	27,853,364	–	–	–	–	27,853,364
Common shares issued for cash pursuant to
exercise of options	475,000	435,250	–	–	–	–	435,250
Common shares issued for cash pursuant to
exercise of warrants	250,000	200,000	–	–	–	–	200,000
Fair value of options exercised	–	257,189	(257,189)	–	–	–	–
Fair value of warrants exercised	–	96,455	–	(96,455)	–	–	–
Stock based compensation expense on
unexercised vested options	–	–	1,224,274	–	–	–	1,224,274
Loss for the year ended December 31, 2005	–	–	–	–	–	(3,344,139)	(3,344,139)
Balance at December 31, 2005	53,751,393	112,367,655	2,622,248	–	930,660	(49,796,799)	66,123,764
Common shares issued for cash pursuant to
private placements, net of issue costs	19,231,000	117,662,735	–	–	–	–	117,662,735
Common shares issued for cash pursuant to
exercise of options	1,770,000	2,354,950	–	–	–	–	2,354,950
Fair value of options exercised (note 6 (c))	–	1,167,443	(1,167,443)	–	–	–	–
Fair value of options terminated (note 6 (c))	–	–	(63,037)	–	63,037	–	–
Stock based compensation on unexercised
vested options (note 6 (c))	–	–	1,192,942	–	–	–	1,192,942
Income for the year ended December 31,
2006	–	–	–	–	–	1,403,028	1,403,028
Balance at December 31, 2006	74,752,393	233,552,783	2,584,710	–	993,697	(48,393,771)	188,737,419
Stock based compensation on unexercised
vested options (note 6 (c))	–	–	585,416	–	–	–	585,416
Fair value of options terminated (note 6 (c))	–	–	(277,180)	–	277,180	–	–
Loss for the period ended March 31, 2007	–	–	–	–	–	(1,606,013)	(1,606,013)
Balance at March 31, 2007 (unaudited)	74,752,393	233,552,783	2,892,946	$–	$1,270,877	$(49,999,784)	$187,716,822

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the three months ended March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

	March 31,	March 31,
	2007	2006

Administration
Management fees, wages, benefits & stock-based
compensation	$453,210	$268,777
Corporate development and shareholder expenses	80,752	46,827
Regulatory fees	60,422	59,665
Office and related	54,586	45,889
Legal and accounting	22,306	16,409
Other	11,987	3,447
Travel	3,546	16,849
	686,809	457,863

Other expenses (income)
Interest income	(1,704,730)	(267,280)
Foreign exchange loss (gain)	1,702,610	(22,131)
Severance costs	743,000	–
Impairment of mineral properties (note 3)	178,324	–
General exploration	–	19,222
	919,204	(270,189)

Loss and comprehensive loss for the period	1,606,013	187,674

Deficit – beginning of period	48,393,771	49,796,799

Deficit – end of period	$49,999,784	$49,984,473

Loss per share
Basic and diluted	$0.02	$0.00

Weighted average number of shares outstanding
Basic	74,752,393	53,923,337

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Cash Flows
For the three months ended March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

	March 31,	March 31,
	2007	2006

Cash flows from (applied to) operating activities
Loss for the period	$(1,606,013)	$(187,674)
Items not affecting cash
Stock-based compensation	208,025	52,582
Impairment of mineral properties	178,324	–
Depreciation	4,953	3,447

Changes in non-cash working capital
Amounts receivable and prepayments	(2,681,083)	(35,910)
Accounts payable and accrued liabilities	(211,798)	(289,951)
	(4,107,592)	(457,506)

Cash flows from (applied to) investing activities
Mineral property costs, net of accounts payable	(7,412,689)	(2,842,303)
Payments to acquire plant and equipment, net of accounts
payable	(975,350)	(86,894)
Other assets	32,611	–
	(8,355,428)	(2,929,197)

Cash flows from financing activities
Proceeds from issuance of share capital, net of issue costs	–	789,000

	–	789,000

Decrease in cash and cash equivalents	(12,463,020)	(2,597,703)

Cash and cash equivalents – beginning of period	127,110,679	32,440,690
Cash and cash equivalents – end of period	$114,647,659	$29,842,987

Supplemental cash flow information (note 8)

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

1      Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be a development stage enterprise.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the company’s assets.

2      Significant accounting policies

    Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2006.

The accounting policies followed by the company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the company has adopted the following CICA guidelines effective for the company’s first quarter commencing January 1, 2007:

a)     Section 3855 – Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair market value.

b)     Section 1530 – Comprehensive Income. Comprehensive income is the change in the company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.

c)     Transition adjustment to opening balances: The adoption of Sections 1530 and 3855 does not impact, either on a gross or net-of-tax basis, the opening consolidated balance sheet of the company.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

    Basis of consolidation

The consolidated financial statements include the accounts of the company, its subsidiaries, all of which are wholly-owned and any variable interest entities ("VIEs") where the company is the primary beneficiary. The company has determined that it does not have any VIEs as at March 31, 2007 and December 31, 2006. All significant inter-company balances have been eliminated.

3      Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed and completed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton’s mineral properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt) in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these mineral properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Following is a summary of the company’s deferred mineral property expenditures.

Corriente Copper Belt	Mirador /	Panantza	Caya	Other (2)	Total
	Mirador	/ San	36/
	Norte	Carlos	Piedra
			Liza (1)

Balance December 31, 2006	51,415,646	6,242,751	220,325	3,370,33	61,249,060

Deferred exploration and	2,929,526	370,473	53,999	291,81	3,645,813
development costs - net

Impairment in carrying value	–	–	(178,324		(178,324)

Balance March 31, 2007	54,345,172	6,613,224	96,000	3,662,15	64,716,549

(1) – see note 10

(2) – comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Dolorosa copper exploration targets in the Corriente Copper Belt.

On January 25, 2007, the company announced that it was extending the Mirador/Mirador Norte project development timeline as key permits and government agreements had not been received consistent with the accelerated project plan. This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) were accrued at December 31, 2006. The company was able to sell the related partially completed assets to third parties in the first quarter of 2007 for net proceeds of $2,750,257 ($US2,382,000), which was received on April 13, 2007.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

    Mineral property titles

Although the company has taken steps to verify the title to mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

    Impairment in carrying value

During the first quarter of 2007, an independent valuation on the Caya 36 and Piedra Liza properties was received that determined the carrying value of those mineral properties at December 31, 2006 to be approximately $96,000. Management has determined that there have not been any material changes during the quarter regarding these properties and as a result has recorded an impairment in carrying value of $178,324 at March 31, 2007. See note 10.

4      Plant and equipment

	March 31, 2007			December 31, 2006
		Accumulated			Accumulated
Description	Cost	Depreciation	Net	Cost	Depreciation	Net
Construction barge	$1,401,776	$18,097	$1,383,679	$1,401,529	$–	$1,401,529
Computer equipment	855,817	268,475	587,342	792,580	262,782	529,798
Communications
equipment	238,872	19,055	219,817	117,471	18,853	98,618
Office furniture and
equipment	275,093	73,968	201,125	253,473	74,519	178,954
Vehicles	290,950	92,950	198,000	290,950	69,634	221,316
Field equipment	87,794	36,335	51,459	88,041	27,799	60,242
	$3,150,302	$508,880	$2,641,422	$2,944,044	$453,587	$2,490,457

5      Other assets

The following table summarizes information about other assets as at March 31, 2007:

	March 31,	December 31,

EIA security deposit	$3,486,360	$3,518,971
Advances on mineral property expenditures	780,663	1,414,413
Advances on plant and equipment	305,361	–

	$4,572,384	$4,933,384

As a requirement of the Ministry of Energy and Mining ("MEM") of Ecuador to approve the Mirador project’s Environmental Impact Assessment ("EIA"), the company was required to post US$3,019,539 ($3,486,360) in favour of the MEM as a security deposit against the company’s obligations under the EIA.

Advances on mineral property expenditures and advances on plant and equipment include payments to contractors and suppliers made pursuant to supply agreements prior to the contracted goods and services to be provided.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

6      Share capital

a)     Authorized

100,000,000 common shares without par value

b)     Issued

See Consolidated Statements of Changes in Shareholders’ Equity. No shares were issued during the first quarter of 2007.

c)     Stock options

As at March 31, 2007, options to purchase a total of 2,550,000 shares were outstanding, 1,076,248 of which were vested.

For the three-month period ended March 31, 2007, the estimated fair value of the granted options to be expensed or capitalized during the three-month period totalled $585,416 (2006 - $52,582), of which $208,025 (2006 – $52,582) is included in management fees, wages, benefits & stock-based compensation and $377,391 (2006 – $Nil) is included in mineral properties.

Non-cash stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized on a straight-line basis over the vesting period of the respective options and grants. The fair value of the stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	For the three	For the three
	month period	month period
	ended March 31,	ended March 31,
	2007	2006
Risk-free interest rate	3.95%	3.87–4.04%
Expected dividend yield	–	–
Expected stock price volatility	62%	66–67%
Expected option life in years	3	3

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

The estimated fair value assigned to the stock options exercised during the three-month period ended March 31, 2006 was credited to share capital and the estimated fair value assigned to the stock options that were terminated during the three-month period ended March 31, 2007 was credited to contributed surplus.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

The following table summarizes information about options granted during the three months ended March 31, 2007:

		Number of	Exercise Price
Expiry dates	Optionees	options	$
January 1, 2012	Senior management	290,000 [1]	4.10
Total granted		290,000

1 These options vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of the company and/or the attainment of milestones, as determined by the company’s Board of Directors.

A summary of changes to stock options outstanding and exercisable is as follows:

	For the three month
	period ended March 31,		For the year ended
		2007	December 31, 2006
	Weighted		Weighted
		average	Number of	average
	Number of	exercise	shares	exercise
	Shares	price		price
Options outstanding – beginning of period	2,435,000	$ 4.05	2,855,000	$ 1.89
Granted	290,000	4.10	1,375,000	5.05
Exercised	–	–	(1,770,000)	1.33
Expired or terminated	(175,000)	3.32	(25,000)	5.35
Options outstanding – end of period	2,550,000	$ 4.10	2,435,000	$ 4.05

Options outstanding and vested – end of period	1,076,248	$ 3.09	1,208,436	$ 3.05

The following table summarizes information about stock options outstanding and exercisable at March 31, 2007:

		Outstanding			Exercisable
		Number of		Weighted	Number of		Weighted
		options	Weighted	average	options	Weighted	average
Year	Range of	outstanding	average	remaining	exercisable	average	remaining
of	exercise	at March	exercise	contractual	at March	exercise	contractual
Grant	prices	31, 2007	price	life (years)	31, 2007	price	life (years)
2004	$ 3.16 – 3.55	175,000	$3.38	0.2	175,000	$3.38	0.2
2005	2.15 – 2.99	735,000	2.55	1.4	735,000	2.55	1.4
2006	4.50 – 5.50	1,350,000	5.04	4.2	166,248	5.16	3.7
2007	4.10	290,000	4.10	4.8	–	–	–

		2,550,000	$4.10	3.2	1,076,248	$3.09	1.5

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

7      Segmented information

The company operates within a single operating segment, which is mineral exploration. The company’s mineral property interests are in Ecuador, South America, as set out in note 3. Geographic segmentation of the company’s assets is as follows:

	March 31, 2007			December 31, 2006
	Canada	Ecuador	Total	Canada	Ecuador	Total
Cash and cash
equivalents	$114,513,645	$134,014	$114,647,659	$126,295,568	$815,111	$127,110,679
Amounts receivable
and prepayments	144,682	2,750,257	2,894,939	213,856	–	213,856
Mineral properties	–	64,716,549	64,716,549	–	61,249,060	61,249,060
Plant and equipment	70,164	2,571,258	2,641,422	73,142	2,417,315	2,490,457
Other assets	–	4,572,384	4,572,384	–	4,933,384	4,933,384

	$114,728,491	$74,744,462	$189,472,953	$126,582,566	$69,414,870	$195,997,436

8      Supplemental cash flow information

Cash and cash equivalents comprise the following:

	March 31,	December 31,
	2007	2006
Cash on hand and balances with banks	$215,849	$1,778,235
Short-term investments, with maturity dates less than
90 days at acquisition	114,432,110	125,332,444
	$114,647,959	$127,110,679

During the three-month period ended March 31, 2007, the company conducted non-cash operating, investing and financing activities as follows:

	March 31, 2007	March 31, 2006
Depreciation included in mineral properties	$50,341	$16,611
Stock-based compensation included in mineral properties	$377,391	$–
Impairment in carrying value of certain mineral properties	$(178,324)	$–
Change in other assets and accounts payable and accrued
liabilities relating to mineral properties	$(4,194,608)	$–
Change in other assets and accounts payable and accrued
liabilities relating to plant and equipment	$(769,090)	$–

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
March 31, 2007 (Unaudited)
(expressed in Canadian dollars)

9      Financial instruments

(a)    Fair Values

The carrying amounts for cash and cash equivalents, amounts receivable, the EIA security deposit, accounts payable related to mineral properties, accounts payable relating to plant and equipment and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the short-term nature of these instruments. The company does not currently use any derivative financial instruments.

(b)    Currency Risk

The company’s expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company does not currently enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the company’s cash and cash equivalents at March 31, 2007 is as follows:

		March 31,		December 31,
		2007		2006
Canadian dollar		$16,591,900		$125,063,312
U.S. dollar	US$	84,926,172	US$	1,756,794
Closing exchange rate (Cdn$ to US$)		1.1546		1.1654

10      Subsequent event

On April 3, 2007, the company announced that its Board of Directors had approved the spin-off of the company’s Caya 36 (Tundayme) and Piedra Liza gold assets into a new company, by means of a Plan of Arrangement (the "Arrangement"). Under the Arrangement, which is subject to shareholder and regulatory approval, the company’s shareholders will receive shares of Q2 Gold Resources Inc., a private company ("Q2 Gold") which holds the gold assets, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them, as of the effective date of the transaction (which is expected to be on or about June 7, 2007). In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a secured, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente has agreed to lend Q2 Gold up to $750,000, to be advanced in instalments (the "Loan"). The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion.

Full details of the proposed transaction are included in the Management Information Circular sent to shareholders in connection with the company’s May 24, 2007 Annual and Special General Meeting of shareholders.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Kenneth R. Shannon, Chief Executive Officer of Corriente Resources Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Corriente Resources Inc. (the Issuer) for the period ending March 31, 2007;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.     The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:

a)     designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)     designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.     I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the Issuer’s internal control over financial reporting.

Date: May 9, 2007

"Kenneth R. Shannon"
Kenneth R. Shannon
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Corriente Resources Inc. (the Issuer) for the period ending March 31, 2007;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.     The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:

a)     designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)     designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.     I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the Issuer’s internal control over financial reporting.

Date: May 9, 2007

"Darryl F. Jones"
Darryl F. Jones
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: May 15, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer